UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Stamm, Keith G
   20 W 9th Street MS 3-426


   Kansas City, MO  64105
2. Issuer Name and Ticker or Trading Symbol
   Aquila, Inc. (ILAC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   SVP & Chief Operating Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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Common Stock                                  03/12/02    R        125.5712      A  $22.525000                  D  Direct
Common Stock                                  03/12/02    J (1)    699.0000      D  $23.505000                  D  Direct
Common Stock                                  04/19/02    J (1)    1,141.0000    D  $22.740000                  D  Direct
Common Stock                                  06/12/02    R        172.1678      A  $12.358000                  D  Direct
Common Stock                                  09/12/02    R        13.8859       A  $3.752000    42,348.5081    D  Direct
Common Stock                                  02/15/02    A        286.4128      A  $23.950200                  I  By 401k/ESOP
Common Stock                                  02/21/02    A        225.9637      A  $22.569000                  I  By 401k/ESOP
Common Stock                                  06/12/02    A        191.9875      A  $12.313000                  I  By 401k/ESOP
Common Stock                                  09/12/02    A        328.2743      A  $4.440000    9,493.1690     I  By 401k/ESOP
Common Stock                                                                                     29,324.0000    I  Stamm Family LP
Common Stock                                  03/12/02    R        0.0111        A  $22.525000                  I  by Spouse
Common Stock                                  06/12/02    R        0.0210        A  $12.358000                  I  by Spouse
Common Stock                                  09/12/02    R        0.0400        A  $3.752000    37,327.9661    I  by Spouse
Common Stock                                  01/02/02    B        24.1080       A  $25.330000                  I  by trust CAP Plan

Common Stock                                  02/21/02    B        204.1027      A  $22.565000                  I  by trust CAP Plan

Common Stock                                  03/12/02    B        23.4409       A  $23.505000                  I  by trust CAP Plan

Common Stock                                  04/10/02    B        66.5589       A  $24.500000                  I  by trust CAP Plan

Common Stock                                  04/26/02    B        46.6724       A  $22.345000                  I  by trust CAP Plan

Common Stock                                  05/20/02    B        135.3070      A  $15.550000                  I  by trust CAP Plan

Common Stock                                  06/10/02    B        78.9103       A  $12.935000                  I  by trust CAP Plan

Common Stock                                  06/12/02    B        49.0365       A  $12.400000                  I  by trust CAP Plan

Common Stock                                  06/24/02    B        112.3874      A  $9.485000                   I  by trust CAP Plan

Common Stock                                  07/09/02    B        147.7183      A  $7.220000                   I  by trust CAP Plan

Common Stock                                  07/19/02    B        148.3514      A  $6.765000                   I  by trust CAP Plan

Common Stock                                  09/12/02    B        107.7390      A  $4.295000    2,773.4577     I  by trust CAP Plan


Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $16.312500                                                                 03/10/03     03/10/10
(right to buy)
Non-Qualified Stock Option     $29.785000                                                                              04/09/04
(right to buy)
Non-Qualified Stock Option     $34.802784      04/23/01       A         127,154.0000                                   04/23/11
(right to buy)
Non-Qualified Stock Option     $18.500000                                                                              02/04/07
(right to buy)
Non-Qualified Stock Option     $19.041700                                                                              02/02/03
(right to buy)
Non-Qualified Stock Option     $19.125000                                                                              02/01/10
(right to buy)
Non-Qualified Stock Option     $19.375000                                                                              02/06/06
(right to buy)
Non-Qualified Stock Option     $21.083300                                                                              02/02/04
(right to buy)
Non-Qualified Stock Option     $23.083300                                                                              02/02/09
(right to buy)
Non-Qualified Stock Option     $23.562700                                                                              02/02/98
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option               Common Stock                   6,963.0000                6,963.0000    D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   26,178.0000               26,178.0000   D   Direct
(right to buy)
Non-Qualified Stock Option     04/23/01  Common Stock                   127,154.0000              127,154.0000  D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   17,100.0000               17,100.0000   I   Stamm Family LP
(right to buy)
Non-Qualified Stock Option               Common Stock                   675.0000                  675.0000      I   Stamm Family LP
(right to buy)
Non-Qualified Stock Option               Common Stock                   21,000.0000               21,000.0000   I   Stamm Family LP
(right to buy)
Non-Qualified Stock Option               Common Stock                   9,072.0000                9,072.0000    I   Stamm Family LP
(right to buy)
Non-Qualified Stock Option               Common Stock                   2,250.0000                2,250.0000    I   Stamm Family LP
(right to buy)
Non-Qualified Stock Option               Common Stock                   30,000.0000               30,000.0000   I   Stamm Family LP
(right to buy)
Non-Qualified Stock Option               Common Stock                   22,500.0000               22,500.0000   I   Stamm Family LP
(right to buy)

Explanation of Responses:

(1)
Upon the release of restricted stock these shares were withheld to pay taxes.

SIGNATURE OF REPORTING PERSON
/S/ By: Leslie J. Parrette
    For: Keith G. Stamm
DATE 02/13/03